SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

7 June 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 7 June 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

PROTHERICS ACQUIRES NOVEL VACCINE ADJUVANT AND PREPARES FOR PHASE 2 STUDY OF ITS ANGIOTENSIN VACCINE

London, UK, Brentwood, TN, 7 June 2006 - Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and oncology, today announces that it has signed an agreement with CoVaccine BV ("CoVaccine"), a Dutch company, to acquire CoVaccine's novel adjuvant. The adjuvant has been selected by Protherics for inclusion in its Angiotensin Vaccine, for the treatment of hypertension, following screening of a number of third party proprietary adjuvants.

In preclinical models, a new formulation of Angiotensin Vaccine containing CoVaccine's adjuvant resulted in a 10 fold higher level of antibody production against angiotensin than the formulation previously used by Protherics in its Phase 2a study. We are greatly encouraged by these findings, considering the positive pharmacodynamic response we observed in patients with the previous formulation of Angiotensin Vaccine.

Protherics has now completed non-clinical safety testing of the CoVaccine adjuvant and is commencing GMP manufacture of both the adjuvant and the vaccine. This will allow Protherics to start a phase 2a proof of concept study with the new formulation in the second half of 2007. The goal of this study will be to confirm that the new formulation increases levels of anti-angiotensin antibodies in hypertensive patients and to establish whether this results in a reduction in blood pressure.

Protherics will pay CoVaccine up to EUR 1,050,000, which is to be satisfied by the grant of the right to receive 295,413 Protherics ordinary shares, following the signing of the deal, and a further 590,826 Protherics ordinary shares upon completion of two development related milestones. CoVaccine is also entitled to receive a low single digit royalty on net sales of products containing the CoVaccine adjuvant.

Dr Andrew Heath, Chief Executive of Protherics, said: "This adjuvant produced a dramatic increase in antibody response when compared with other third party adjuvants we tested, and we are excited to have acquired it for our Angiotensin Vaccine programme. The market for the treatment of high blood pressure is estimated to be in excess of $30 billion per annum, and with positive phase 2 data, our Angiotensin Vaccine could provide another major out-licensing opportunity for Protherics."

For further information contact:

Protherics PLC
Andrew Heath, CEO	+44 (0) 20 7246 9950
Barry Riley, FD	+44 (0)1928 518000
Nick Staples, Corporate Affairs	+44 (0) 7919 480510
Protherics Inc
Saul Komisar, President	+1 615 327 1027

Financial Dynamics
London: David Yates/Ben Atwell	+44 (0) 20 7831 3113
New York: Jonathan Birt/John Capodanno	+1 212 850 5600

Notes for Editors:

About the CoVaccine Adjuvant
An adjuvant is a substance which enhances the immune response and so helps maximise the production of antibodies.

The CoVaccine adjuvant contains sucrose fatty acid sulphate ester that increases both humoral and cell-mediated immune responses to experimental vaccines following intramuscular administration. In nonclinical studies, the adjuvant has been well-tolerated with no limiting local toxicity.

About Angiotensin Vaccine
Angiotensin Vaccine is a therapeutic vaccine designed to regulate blood pressure levels by stimulating the immune system to neutralise angiotensin, a peptide hormone that plays a key role in the regulation of blood pressure. Protherics has previously shown in hypertensive patients that Angiotensin Vaccine modulates key hormones involved in regulating blood pressure. Protherics anticipates that an improved immune response to its Angiotensin Vaccine could lead to a clinically significant reduction in blood pressure in hypertensive patients in the future.

A vaccine approach to the management of hypertension is expected to improve patient compliance with therapy, which is a major problem in achieving control of high blood pressure with current therapy. Because of its envisaged slow onset and sustained effect, Angiotensin Vaccine has the potential to be used on its own, or in combination with existing high blood pressure medications, to improve the control of hypertension.

Hypertension
Hypertension is one of the most common medical conditions in developed countries and is a risk factor associated with heart attacks, heart failure, blood vessel problems and kidney damage. Current treatments are tablet based, requiring daily doses, often for life, and patient compliance is often poor. The pharmaceutical market for high blood pressure treatment is the largest single therapeutic sector in the world, with global sales exceeding US$30 billion per annum.

About Protherics
Protherics (LSE: PTI, NASDAQ: PTIL) is an integrated biopharmaceutical company focused on the development and marketing of products for critical care and oncology. With headquarters in London, the Company has approximately 190 employees across its operations in the UK, US and Australia. The Company's lead programmes are CytoFabTM, for severe sepsis, which has been out-licensed to AstraZeneca and is being prepared for a pivotal phase 3 trial, and VoraxazeTM, for the control of high dose methotrexate therapy in cancer, where discussions are on-going with the US and EU regulators regarding marketing approvals.

Protherics' strategy is to use the revenues generated from its marketed products to help fund the advancement of its development pipeline. With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics' goal is to develop and attract additional oncology and critical care products for its sales and marketing teams to distribute in the US and Europe.

The majority of the Company's sales revenues are derived from two critical care products, CroFabTM (pit viper antivenom) and DigiFabTM (digoxin antidote), which were developed by Protherics and are sold in the US through Fougera Inc, a division of Altana Inc. Additional products in the development pipeline include ProlarixTM (selective prodrug based chemotherapy), currently in phase 1; and an Angiotensin Vaccine (treatment of hypertension), where encouraging phase 2a results have led to an improved formulation entering pre-clinical testing.

For further information visit: http://www.protherics.com/

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.